Star Gold Corp.

611 E. Sherman Avenue

Coeur d’Alene, ID  83814

208-664-5066

January 22, 2013

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

John Reynolds, Assistant Director

Division of Corporation Finance

Shaz Nazzi

Pam Howell

Ref:

Star Gold Corp.

Comment Letter dated January 16, 2013

File No. 000-52711

Dear Sir:

This letter is in response to your comment letter (the “Comment Letter”) dated January 16, 2013 with regard to the Form 10-Q of Star Gold Corp., a Nevada corporation (“Star Gold” or the “Company”).  The Company is filing a  Form 10-K-A pursuant to this comment letter.

The Company responses are keyed to the items in your comment letter of January 16, 2013.

1.

The interactive data provided in Exhibit 101 has been updated to reflect the fiscal quarter ended October 31, 2012.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.  We appreciate the opportunity to respond in a complete manner.

Best regards,

/s// Kelly J. Stopher

Kelly J. Stopher

Chief Financial Officer

Star Gold Corp.